

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Aaron Rollins
Chief Executive Officer
Airsculpt Technologies, Inc.
400 Alton Road, Unit TH-103M
Miami Beach, FL 33139

   Re: Airsculpt Technologies, Inc.
   Amendment No. 1 to
   Draft Registration Statement on Form S-1
   Submitted August 13, 2021
   CIK No. 0001870940

Dear Dr. Rollins:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on From S-1 submitted August 13, 2021

Market and Other Industry Data, page i

1.   We note your response to prior comment 1. Please also remove statements that the accuracy and completeness of third party information is not guaranteed or specifically state that you are liable for such information.

Letter from the Founder and CEO, page iii

2.   We note your response to prior comment 2, including that your procedure uses a cannulae to "pluck out" fat cells. This appears inconsistent with your statements on page 78 that your procedure drives a cannula 1,000 times per minute in a corkscrew motion to remove fat cells. Please revise or explain.

Our Company , page 1

3.   We note your response to prior comment 3. Please revise to state, if true, that the tools used to implement your fat removal process, such as the Euromi handpiece device, are purchased from third parties and that you do not own the proprietary rights to such tools. Please revise to provide the basis for your statements that the systems and methodologies claimed in your issued patents result in less patient trauma and improved results relative to other systems and methods.

4.   We note your response to prior comment 5. Please revise to clearly disclose in the Summary that the Company is a holding company with operations conducted through your subsidiaries and contractual arrangements with your Professional Associations. Please highlight that the Professional Associations are set up as legal entities, separate from the Company. Please explain that the Professional Associations, and not the Company, are the entities that contract with surgeons to provide body contouring services to its patients. Please also explain that you have established such corporate structure due to the corporate practice of medicine laws. Please also clarify in the Summary, if true, that references in the prospectus to the "Company", "Elite Body Sculpture", "we", "us" and "our" include the Professional Associations.

Our Growing Market Opportunity, page 2

5.   We note your response to prior comment 8, including that your market includes both surgical procedures and other non-surgical body fat reduction procedures. Please tell us what the global body fat reduction industry encompasses.

Corporate Structure and the Reorganization, page 55

6.   We note your response to prior comment 6. Please revise to briefly describe the transactions contemplated by the Purchase Agreement. Please also revise to clearly disclose the existing owners of the parent company where you define the term on page 54.

7.   We note your response to prior comment 12. Please revise your diagrams on pages 55 and 56 to illustrate the Company's relationship with its Professional Associations. Please also clarify why certain entities are represented by a solid line and others are represented by a dotted line.

Surgeon Practice Structure, page 82

8. We note your response to prior comment 21. We also note your disclosure on page 68 that the Company has the ability, through the management services, succession and related agreements, to direct the activities (excluding clinical decisions) that most significantly affect the Professional Associations' economic performance, making the Company the primary beneficiary of the Professional Associations and allowing the Company to consolidate the Professional Associations into its financial statements. Please revise to include a description of the material terms of the succession agreement and related agreements. Please also file each of the agreements referenced on page 68 as an exhibit to your registration statement. Alternatively, please explain to us why such disclosure is not required.

Financial Statements
Consolidated Statements of Operations, page F-4

9. Regarding the revisions made related to comments 15 and 26, please address the materiality considerations of ASC 250-10-45-27 and whether further restatement disclosures are required pursuant to ASC 250-10-45-23. Please expand your disclosure to provide a footnote quantifying the individual adjustments that have been made to each affected expense category for the periods presented as directed in ASC 250-10-50-7 through 50-10.

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard S. Bass, Esq.